SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

            Certification and Notice of Termination of Registration
            Under Section 12(g)of the Securities Exchange of 1934 or
                    Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-10573

                            Thermo Power Corporation
                            ------------------------
             (Exact name of registrant as specified in its charter)

                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                        ---------------------------------
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock,  par value $.10 per share
                    ---------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                     ------
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     (   )       Rule 12h-3(b)(1)(ii)    (  )
            Rule 12g-4(a)(1)(ii)    (   )       Rule 12h-3(b)(2)(i)     (  )
            Rule 12g-4(a)(2)(i)     (   )       Rule 12h-3(b)(2)(ii)    (  )
            Rule 12g-4(a)(2)(ii)    (   )       Rule 15d-6              (  )
            Rule 12h-3(b)(1)(i)     ( X )

              Approximate number of holders of record as of the
                       certification or notice date: 1

      Pursuant to the requirements of the Securities Exchange Act of 1934, Thermo Power Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 29, 1999                  Thermo Power Corporation
      ----------------


                                        By:   /s/ J. Timothy Corcoran
                                             --------------------------------
                                        Name:     J. Timothy Corcoran
                                        Title:    President and Chief Executive
                                                  Officer